Filed by Hilltop Holdings Inc.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934, as amended

Subject Company: PlainsCapital Corporation

(Commission File No. 000-53629)

The following communication was sent to certain agents of NLASCO, a subsidiary of Hilltop Holdings Inc.,

on May 9, 2012:

               NATIONAL LLOYDS

AMERICAN SUMMIT

INSURANCE COMPANIES

510 North Valley Mills Drive / Waco, Texas 76710 / P.O. Box 2650 / Waco, Texas 76702-2650

(800) 749-6419/ WWW.NATLLOYDS.COM / WWW.AMERICAN-SUMMIT.COM

May 9, 2012

Dear Valued Partner:

Hilltop Holdings Inc., the parent of NLASCO, American Summit and National Lloyds, has entered into a definitive merger agreement pursuant to which PlainsCapital Corporation, a Dallas-based financial services company, will become a subsidiary of Hilltop Holdings.

American Summit and National Lloyds will not be affected by the change. All operations will continue to operate in Waco, Texas, with the current management and staff.

Please do not hesitate to call with any questions.

Sincerely,

Greg Vanek

President and

Chief Executive Officer

Forward-Looking Statements

This document may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995.  These forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause Hilltop’s or PlainsCapital’s actual results, performance or achievements to be materially different from any expected future results, performance, or achievements.  Forward-looking statements speak only as of the date they are made and none of Hilltop, Merger Sub, PlainsCapital nor their affiliates assumes any duty to update forward-looking statements.

Words such as “anticipate,” “believe,” “could,” “estimate,” “expect,” “may,” “plan,” “will,” “would” and other similar expressions are intended to identify these forward-looking statements.  The following factors, among others, could cause actual results to differ from those set forth in the forward-looking statements: (i) the possibility that the merger does not close when expected or at all because required regulatory, shareholder or other approvals and other conditions to closing are not received or satisfied on a timely basis or at all; (ii) changes in Hilltop’s stock price before closing, including as a result of PlainsCapital’s earnings, broader stock market movements, and the performance of financial companies and peer group companies; (iii) the risk that the benefits from the transaction may not be fully realized or may take longer to realize than expected, including as a result of changes in general economic and market conditions, interest and exchange rates, monetary policy, laws and regulations and their enforcement, and the degree of competition in the geographic and business areas in which PlainsCapital operates; (iv) the ability to promptly and effectively integrate the businesses of Hilltop and PlainsCapital; (v) the reaction of the companies’ customers, employees and counterparties to the transaction; and (vi) diversion of management time on merger-related issues.  For more information, see the risk factors described in each of Hilltop’s and PlainsCapital’s Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and other filings with the Securities and Exchange Commission (the “SEC”).

Additional Information

In connection with the proposed transaction, Hilltop expects to file with the SEC a registration statement on Form S-4 that will include a joint proxy statement of Hilltop and PlainsCapital Corporation that also constitutes a prospectus of Hilltop, and the final joint proxy statement/prospectus will be mailed to shareholders of PlainsCapital and Hilltop.  Hilltop and PlainsCapital also plan to file other relevant documents with the SEC regarding the proposed transaction.  INVESTORS ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS FILED WITH THE SEC IF AND WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION.  You may obtain a free copy of the joint proxy statement/prospectus (if and when it becomes available) and other relevant documents filed by Hilltop and PlainsCapital with the SEC at the SEC’s website at www.sec.gov.  Copies of the documents filed by Hilltop with the SEC will be available free of charge on Hilltop’s website at www.hilltop-holdings.com  or by contacting Hilltop Investor Relations at (214) 855-2177.  Copies of the documents filed by PlainsCapital with the SEC will be available free of charge on PlainsCapital’s website at www.plainscapital.com  or by contacting PlainsCapital Investor Relations at (214) 252-4155.

Participants in the Solicitation

Hilltop and PlainsCapital and their respective directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction.  You can find information about Hilltop’s executive officers and directors in Hilltop’s Annual Report on Form 10-K filed with the SEC on March 9, 2012 (as it may be amended from time to time) and its definitive proxy statement filed with the SEC on April 30, 2012.  You can find information about PlainsCapital’s executive officers and directors in PlainsCapital’s Annual Report on Form 10-K filed with the SEC on March 16, 2012 (as it may be amended from time to time) and its definitive proxy statement filed with the SEC on April 3, 2012.  Additional information regarding the interests of such potential participants will be included in the joint proxy statement/prospectus and other relevant documents filed with the SEC if and when they become available.  Investors should read the joint proxy statement/prospectus carefully when it becomes available before making any voting or investment decisions. You may obtain free copies of these documents from Hilltop or PlainsCapital using the sources indicated above.

This document  shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.  No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.